EXHIBIT  23.1

Registered with the Public Company

Accounting Oversight Board

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

As independent registered public accountants, we hereby consent to the use of our report dated April 15, 2013, with respect to the financialstatements of , in its registration statement on Form S-1 Amendment No. 3relating to the registration of 472,450 shares of common stock.  We also consent to the reference of our firm under the caption “interests of name experts and counsel” in the registration statement.

/s/ SADLER, GIBB AND ASSOCIATES, LLC

Salt Lake City, UT

June 27, 2013